Exhibit 12

Ratio of Earnings to Fixed Charges

The following table presents our earnings to fixed charges for the periods indicated:

	Thirty-nine weeks ended September 27, 2009	Year ended December 28, 2008	Year ended December 30, 2007	Year ended December 31, 2006	Year ended January 1, 2006	Year ended December 31, 2004
	(in millions)
Earnings
Loss from continuing operations before income taxes and minority interest	$(36.5)	$(10.1)	$(25.5)	$(315.2)	$(40.2)	$(58.5)
Fixed charges (excluding capitalized interest)	60.7	82.8	98.7	91.9	73.1	58.2

Total earnings	24.2	72.7	73.2	(223.3)	32.9	(0.3)

Fixed charges
Interest expense	45.9	62.7	82.0	77.6	61.4	47.8
Capitalized interest	1.9	2.7	1.7	2.1	1.1	0.7
Interest element of rent expense	14.8	20.1	16.7	14.3	11.7	10.4

Total fixed charges	62.6	85.5	100.4	94.0	74.2	58.9

Ratio of earnings to fixed charges (1)	—	—	—	—	—	—

(1)	Earnings were insufficient to cover fixed charges for all periods presented. For the thirty-nine weeks ended September 27, 2009, earnings were insufficient by $38.4 million. For the years ended December 28, 2008, December 30, 2007, December 31, 2006, January 1, 2006, and December 31, 2004, earnings were insufficient by $12.8 million, $27.2 million, $317.3 million, $41.3 million and $59.2 million, respectively.